Exhibit 99.58

Tweed and DNA Genetics renew and expand their partnership

SMITHS FALLS, ON, Oct. 23, 2017 /CNW/—Tweed Inc. (Tweed), wholly-owned subsidiary of Canopy Growth Corporation (“Canopy Growth” or the “Company”) and DNA Holding LLC (“DNA Genetics” or “DNA” or “Don and Aaron” or “The Guys”) are proud to announce the renewal and expansion of their partnership through to October 2022. Together they are committed to bringing the best possible cannabis to Canada. Tweed and DNA’s collaboration sees DNA’s world-renowned cannabis genetics exclusively grown and sold in Canada by Tweed.

“Tweed is going strong with DNA and we’re excited to keep the momentum going into the adult-use market,” said Mark Zekulin, President, Canopy Growth. “The success we’ve had together will only build once we can introduce the quality, care and precision of the DNA Certified product line to recreational consumers.”

When a cannabis product is DNA Certified it means it’s been grown using DNA genetics, phenotyped by the DNA team, and produced to DNA’s discerning standards under the watchful eye of both DNA and Tweed in the best facilities in the world.

DNA’s approach to selecting only the best has led to over 200 global cannabis awards, making them the most awarded cannabis breeders in the world and a global powerhouse for breeding and growing truly best-in-class strains. Tweed’s e-commerce platform, tweedmainstreet.com, is the only place in Canada to carry DNA Certified products. These unique strains are the results of years of hard work and dedication to their craft.

“Adult choice cannabis is getting closer and closer and this partnership shows Tweed’s commitment to making sure the future of legal cannabis in Canada is seeded in the heart and soul of people from the industry who truly care about the plant. DNA Genetics are happy to be a part of the transition into a legal Canadian market and partner with a team who’s able to get our heart and soul out to the people.”

As a part of the related compensation package, DNA may be issued 79,717 common shares in the Company subject to achieving certain milestones.

DNA and Tweed are also pleased to expand this exclusive licensing relationship into Jamaica, where, so long as federally legal, Tweed and DNA will work similarly in the medical market to cultivate the best possible cannabis genetics.

Here’s to Future (Breeding, Phenotyping, Hyperosmia, Certification, and) Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/23/c8101.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 23-OCT-17